File No.  005-07933
    As filed with the Securities and Exchange Commission on November 23, 1999

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                      AIR EXPRESS INTERNATIONAL CORPORATION
                            (Name of Subject Company)

                                DEUTSCHE POST AG
                           DP ACQUISITION CORPORATION
                          a wholly-owned subsidiary of
                                DEUTSCHE POST AG
                                    (Bidders)

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                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

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                                    009104100
                                 (Cusip Number)

                                Dr. Klaus Engelen
                                Deutsche Post AG
                           Heinrich-von-Stephan-Str. 1
                               53175 Bonn, Germany
                         Telephone: 011-49-228-182-3600

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:

                                Christopher Mayer
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

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     This Amendment No.1 ("Amendment No. 1") amends and supplements the Tender
Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on November 19, 1999 by Deutsche Post AG, a German corporation ("Parent"), and DP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Air Express International Corporation, a Delaware corporation (the "Company"), at a price of $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment No.1 without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

   Item 10.    Additional Information.

     Item 10(e) of the Schedule 14D-1 is hereby amended and restated to read in its entirety as follows:

     On November 19, 1999, an action was filed by an alleged shareholder of the Company in the Court of Chancery of the State of Delaware, styled Smith v. Hartong, et al., C.A. No. 17594-NC. The complaint in the action seeks to proceed on behalf of a purported class consisting of owners of Shares other than the defendants. The complaint names as defendants the Company and the members of the Company's board of directors. Plaintiff alleges that in agreeing to the Merger Agreement, the members of the Company's board of directors breached their fiduciary duties to the stockholders of the Company by failing to take appropriate measures to maximize the value of the Shares. Plaintiff seeks monetary and/or rescissory damages in an unspecified amount, preliminary and permanent injunctive relief against the consummation of the transactions contemplated under the Merger Agreement and plaintiff's costs and disbursements in bringing the action. Defendants believe that the action is without merit and intend to defend against it vigorously.

   Item 11.    Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following exhibit:

(g)(1) Class Action Complaint filed on November 19, 1999 in the Court of Chancery of the State of Delaware, in an action entitled Smith v. Hartong, et al.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 1999

                                         DP ACQUISITION CORPORATION

                                         By: /s/ Dr. Klaus Engelen
                                            -----------------------------------
                                            Name:  Dr. Klaus Engelen
                                            Title: General Counsel, Executive
                                                   Vice President and Secretary


                                         DEUTSCHE POST AG

                                         By: /s/ Dr. Bernd Boecken
                                           ------------------------------------
                                           Name:  Dr. Bernd Boecken
                                           Title: Director of Finance


                                         By: /s/ Dr. Klaus Engelen
                                            -----------------------------------
                                            Name:  Dr. Klaus Engelen
                                            Title: General Counsel

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                                  EXHIBIT INDEX

   Exhibit No.
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    99(g)(1)        Class Action Complaint filed on November 19, 1999 in the
                    Court of Chancery of the State of Delaware, in an action mentitled Smith v. Hartong, et al.